Van Kampen Trust for Investment Grade Pennsylvania Municipals  (V
TP)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on November 22, 2005, the shareholders of Van Kampen Trust for Investment Grade Pennsylvania Municipals (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen Pennsylvania Value Municipal Income Trust (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:      4,017,970
Against:       272,500
Abstain:  147,307


Preferred shares:

For:      1,928
Against:       63
Abstain:  663